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Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Statement of Computation of Ratio of Earnings to Fixed Charges(1)

		Fiscal Years Ended October 31,
	Three months ended January 31, 2004
		2003	2002	2001	2000	1999
	(In millions, except ratios)
Earnings (loss) from continuing operations:
Earnings (loss) from continuing operations before cumulative effect of change in accounting principle and taxes(2)	$1,163	$2,888	$(1,021)	$791	$4,625	$4,194
Adjustments:
Minority interest in the income of subsidiaries with fixed charges	9	15	7	10	4	14
Undistributed loss (earnings) of equity method investees	—	22	46	(30)	(52)	6
Fixed charges from continuing operations	149	710	439	440	398	332

	$1,321	$3,635	$(529)	$1,211	$4,975	$4,546

Fixed charges from continuing operations:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$54	$304	$255	$285	$257	$202
Interest included in rent	95	406	184	155	141	130

Total fixed charges from continuing operations	$149	$710	$439	$440	$398	$332

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	8.9x	5.1x	$(968)	2.8x	12.5x	13.7x

(1)
We computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges from continuing operations, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

(2)
We restated earnings (loss) from continuing operations before cumulative effect of change in accounting principle and taxes for the effects of adopting SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." HP adopted SFAS No. 145 effective November 1, 2002 and reclassified the gains on the early extinguishment of its debt and related taxes that were previously recorded in the Consolidated Statement of Operations as an extraordinary item to (losses) gains on investments and other, net and provision for taxes, respectively.

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HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statement of Computation of Ratio of Earnings to Fixed Charges(1)